Tradeweb Direct LLC

STATEMENT OF FINANCIAL CONDITION
(in thousands)

December 31, 2019

ASSETS		
Cash	$	42,810
Accounts receivable, net of allowance		11,743
Deposits with clearing brokers		950
Other assets		1,222
Total assets	$	56,725
LIABILITIES AND MEMBER'S CAPITAL		
Liabilities:		
Accounts payable and accrued liabilities	$	485
Accrued compensation		3,835
Payable to affiliates		5,160
Total liabilities		9,480
Member's capital		47,245
Total liabilities and member's capital	$	56,725

The accompanying notes are an integral part of this financial statement.